Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

August 10,  2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

August 10, 2007

The Press Release was disseminated to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has closed its previously announced offering (the “Offering”) of units (the “Units”) of the Company for aggregate gross proceeds of $25 million.  Pursuant to the Offering , the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit.  Each Unit is comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant will be exercisable for the purchase of one common share of the Company (a “Warrant Share”) at a price of $0.80 per Warrant Share until August 10, 2009.

Item 5	Full Description of Material Change

1.0	Full Description of Material Change

The Company has closed its previously announced (June 27, 2007 and August 2, 2007) Offering of Units of the Company for aggregate gross proceeds of $25 million.  Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit.  Each Unit is comprised of one Share and one-half Warrant.  Each whole Warrant will be exercisable for the purchase of one Warrant Share at a price of $0.80 per Warrant Share until August 10, 2009.

The Offering was conducted on a best efforts basis by a syndicate led by Loewen, Ondaatje, McCutcheon Limited and included M. Partners Inc. (collectively, the “Agents”).

The Company granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (the “Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (the “Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full.

In consideration for their services, the Company paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units).  The Agents were also granted non-transferable options (the “Compensation Options”) to acquire 2,307,692 Units (each an “Agent’s Unit”) (equal to 6% of the Units issued pursuant to the Offering).  Each Compensation Option will be exercisable to acquire one Agent’s Unit at $0.65 until August 10, 2009.  Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (the “Agents’ Warrants”).  Each whole Agent’s Warrant will be exercisable to acquire one common share of the Company (an “Agent’s Warrant Share”) at a price of $0.80 per Agent’s Warrant Share until August 10, 2009.  In addition, subject to the exercise of the Over-Allotment Option, the Agents will also be granted additional non-transferable options to acquire that number of Agents’ Shares and Agents’ Warrants as is equal to 6% of the number of Additional Shares and Additional Warrants issued upon exercise of the Over-Allotment Option.

The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

2.0	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Executive Chairman
Tel: 416-572-2525

Item 9	Date of Report

August 15, 2007